SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A- 16 OR 15D- 16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

General Meeting of Shareholders
and Five-for-One Stock Split
Paris, May 15th, 2008
CGGVeritas (ISIN: 0000120164 — NYSE: CGV) reports that shareholders voted in favor of all resolutions during the Annual Meeting of shareholders (AGM) that was held April 29th 2008. 54.3% of total share capital outstanding was present or represented at the AGM.
An overview of the voting results per resolution is available on the CGGVeritas website at www.cggveritas.com.
A five-for-one stock split was approved for the CGGVeritas ordinary shares listed on Euronext Paris. Each shareholder of record at market close on June 2nd 2008 will receive five additional shares for every outstanding share held on the record date and trading will begin on a split-adjusted basis on June 3rd, 2008.
This five-for-one split will not apply to the American Depositary Shares (ADSs) listed on the New York Stock Exchange (NYSE). As a result of the split, starting June 3rd, 2008, each ADS will represent one share.
About CGGVeritas:
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts:

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 832 351 8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: May 15th, 2008

By	/s/ Gerard CHAMBOVET

Gerard CHAMBOVET Senior EVP QHSE, Career Development & training, Communication and Audit